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Baker & McKenzie LLP
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New York, NY 10022, USA

Tel: +1 212 751 5700
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www.bakernet.com

Tel: +1 212 891 3587
Fax: +1 212 310 1687
Robert.A.Grauman@Bakernet.com

June 16, 2005

VIA EDGAR AND FAX (202) 772-9217

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 6010

RE:	Fresenius Medical Care AG
Registration Statement on Form F-4
File No. 333-124759

     Dear Mr. Riedler:

     On behalf of Fresenius Medical Care AG (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated May 31, 2005 relating to the Company’s Registration Statement on Form F-4 (File No. 333-124759), as filed on May 10, 2005 and amended on May 20, 2005 (collectively, the “Registration Statement”). As requested by the Staff, we are filing this letter today as correspondence on EDGAR. For the convenience of the Staff, we are also providing a paper copy of this letter by fax.

     This letter is being furnished principally to provide the Company’s response to Comment No. 2 of the Staff set out below, but it also contains the Company’s responses to the Staff’s other comments. If the Company’s response to Comment No. 2 is satisfactory, upon resolution of the Staff’s separate accounting comments, the Company will file Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the changes described herein.

     The numbered paragraphs below set forth the Staff’s comments in italicized, bold type together with the Company’s responses in regular type. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein

Form F-4

Form 20-F

1.	We will be monitoring your accounting disclosure in the Form 20-F for the period ended December 31, 2004. You will be receiving our accounting comments under separate cover. All comments will need to be fully resolved before we take final action on the registration statement.

     Response: The Company notes the Staff’s comment and advises the Staff that on June 16, 2005, it submitted a detailed response to the Staff’s separate accounting comments, including proposed amendments to the Company’s Form 20-F for the year ended December 31, 2004. The response was filed as EDGAR correspondence, and the Company also provided a copy of its letter and proposed Form 20-F Amendments via fax directly to Jim B. Rosenberg, Senior Chief Assistant Accountant at the Commission. Upon resolution of all accounting comments, the Company will file an amendment to its Form 20-F, which will be incorporated by reference into the Registration Statement.

Renal Care Group

2.	We note you entered into a definitive merger agreement with Renal Care Group pursuant to which you will acquire Renal Care for approximately $3.5 billion in cash. It appears that the Form F-4 should include the financial statements of Renal Care Group. To that end, please revise your document to include such financial information. In the alternative, please provide us with an analysis as to why financial statements of Renal Care are not required in this Form F-4.

     Response: The Company respectfully submits to the Staff that the Registration Statement does not require the inclusion of the financial statements of Renal Care Group (“RCG”), a company that the Company has agreed to acquire. In response to the Staff’s comment, set forth below is the Company’s analysis as to why the Company is not required to include the financial statements of RCG in the Registration Statement.

     RCG will be a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X. However, Rule 3-05(b)(4)(i)(A) of Regulation S-X provides that financial statements of an acquired business are not required if consummation of the acquisition has not occurred and the acquired business does not exceed the 50% level for any of the following conditions of the significant subsidiary test of Rule 1-02(w):

1)	the registrant’s and its other subsidiaries’ investments in and advances to the acquired company as a percentage of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year, or

Securities and Exchange Commission June 16, 2005	Page 2

2)	the registrant’s and its other subsidiaries’ proportionate share of the total assets of the acquired company as a percentage of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year, or

3)	the registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the acquired company as a percentage of such income of the registrant and its subsidiaries for the most recently completed fiscal year.

The Company has not closed the RCG acquisition. In performing the “investment test” in accordance with Rule 1-02(w)(1), the Company included the maximum total purchase price based upon the maximum number of RCG outstanding shares (assuming exercise of all stock options for RCG common shares) and estimated direct costs. The probable RCG acquisition does not provide for possible consideration contingent upon the occurrence of a future event. The Company believes that the determination of the 50% level as calculated herein observes the guidance in the SEC Division of Corporation Finance’s Accounting Disclosure Rules and Practices Training Material. The Company has not included any intercompany eliminations in determining the 50% level since they are not material. Revenue from RCG in 2004 amounted to approximately $50 million and receivables due from RCG at December 31, 2004 amounted to approximately $4 million. RCG, the acquired company, does not exceed the 50% level based on the following computations:

Investment test - Rule 1-02(w)(1)			Amounts
			in $000's

Maximum investment in RCG[1]
Estimated outstanding shares (000’s)	67,800
Estimated options outstanding (000’s)	9,000

Total estimated shares at closing	76,800
Cost per share	48

Total estimated investment in shares			3,686,400
Total estimated direct acquisition costs			33,000
Investment in all insignificant acquisitions in 2005[2]			21,988

Total investment and advances		a	3,741,388
Company total assets December 31, 2004[3]		b	7,961,541
		a / b	47.0%

Securities and Exchange Commission June 16, 2005	Page 3

Asset test — Rule 1-02(w)(2)

RCG total assets December 31, 2004[4]		1,429,585
Add:
All insignificant acquisitions in 2005[2]		17,946

Total share in assets	c	1,447,531
Company total assets December 31, 2004[3]	d	7,961,541
	c / d	18.2%

Income test — Rule 1-02(w)(3)

Net income RCG in 2004[4]		121,833
add:
discontinued operations		—
accounting changes		—
extraordinary income		—
income tax expense		76,217

Subtotal		198,050
Estimated pretax income for all insignificant acquisitions in 2005[2]		1,000

	e	199,050
Company net income in 2004[3]		401,998
add:
discontinued operations		—
accounting changes		—
extraordinary income		—
income tax expense		265,415

Subtotal	f	667,413
	e / f	29.8%

Securities and Exchange Commission June 16, 2005	Page 4

Computational notes:

[1]	Cash consideration offered of $ 48 per share of RCG common stock multiplied by maximum number of RCG shares outstanding, estimated at approximately 67,800,000 shares issued and outstanding as of transaction closing date and exercise of all outstanding options to purchase an estimated 9,000,000 shares of RCG common stock, plus direct acquisition costs.

[2]	Consideration, total assets and income before taxes for all individually insignificant acquisitions in 2005, as reported in Form 6-K dated May 5, 2005 or based on the Company’s estimates.

[3]	Fresenius Medical Care AG (“FMS”) Form 20-F for 2004, as amended.

[4]	Renal Care Group, Inc. Form 10-K for 2004.

Based on the foregoing, the Company does not believe that it is required to include RCG’s financial statements in the Registration Statement.

Tax Opinion

3.	We note your document makes certain disclosure regarding the tax consequences of the transaction. Please file a tax opinion that supports the disclosure you make in the section of the document entitled “Certain Tax Consequences,” on page 41.

     Response: In response to the Staff’s comment, the Company will file with Amendment No. 2 an opinion letter prepared by Nörr Stiefenhofer Lutz, special German counsel to the Company, as to the tax consequences of the transaction under German law and an opinion letter prepared by O’Melveny & Myers LLP, United States tax counsel to the Company, as to the tax consequences of the transaction under United States federal law. The Company will file such letters as Exhibits 8.1 and 8.2, respectively, to Amendment No. 2. The discussion in the Registration Statement under “Certain Tax Consequences” will be revised to refer to the issuance of these opinions.

Signature Page

4.	Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

Securities and Exchange Commission June 16, 2005	Page 5

     Response: In response to the Staff’s comment, the Company has revised the signature page to Amendment No. 2 to identify Mr. Lawrence A. Rosen, the Chief Financial Officer, as the officer performing the functions of principal accounting officer, in addition to the other capacities in which Mr. Rosen will sign. The revised signature page will be included in Amendment No. 2 when filed. The Company confirms that in subsequent amendments to the Registration Statement the Company will indicate all capacities in which the individuals signing the Registration Statement are signing.

Other Changes

     In addition to the changes discussed above to be made in response to the Staff’s comments, please note that Amendment No. 2 will include certain changes requested by JPMorgan Chase Bank, N.A., the depositary for the American Depositary Receipts of the Company. The revisions will appear principally in the “Invitation to the Extraordinary General Meeting,” the “Proposed Form of Invitation to a Separate Meeting Under Consideration by Fresenius Medical Care AG,” and in the section entitled “The Meetings.” All revisions will be blacklined for your reference. Additional updating changes (e.g. recent and historical share prices) and clarifications will be added and marked in Amendment No. 2.

     Further, the Company will file the following exhibits (in addition to the tax opinions) with Amendment No. 2:

Exhibit 4.3.	Form of Pooling Agreement

Exhibit 5.1	Opinion and consent of Nörr Stiefenhofer Lutz as to the validity of the securities being registered.

Exhibit 23.1	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Exhibits 99.1
and 99.2	Voting Instruction Cards

Securities and Exchange Commission June 16, 2005	Page 6

The Company appreciates the Staff’s willingness to review this response prior to the filing of Amendment No. 2. Please direct any questions or comments regarding the Registration Statement, Amendment No. 2, this letter or any other related matters to me at (212) 891-3587, Charles F. Niemeth at (212) 891-3586 or Kimberly V. Loies at (312) 861-8315. In addition, please send any additional written comments by facsimile to me at (212) 310-1687 and to Charles F. Niemeth at (212) 310-1886. Thank you for your consideration.

Sincerely,

/s/ Robert A. Grauman
Robert A. Grauman

Enclosures

cc: Dr. Ben J. Lipps

Securities and Exchange Commission June 16, 2005	Page 7